Exhibit 12.1

Brandywine Realty Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

(in thousands)

	Nine-months ended	For the years ended December 31,
	30-Sep-12	2011	2010	2009	2008	2007
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures (a)	$(4,796)	$(22,740)	$(42,629)	$(4,849)	$(15,199)	$(2,245)
Distributed income of equity investees	357	2,600	657	1,557	7,639	6,900
Amortization of capitalized interest	3,531	3,564	3,527	3,166	2,801	2,170
Fixed charges — per below	107,004	140,356	148,500	152,126	170,589	185,308
Less:
Capitalized interest	(1,978)	(1,997)	(10,385)	(8,893)	(16,746)	(17,885)
Preferred Distributions of consolidated subsidiaries	—	—	—	—	—	—

Earnings before fixed charges	$104,118	$121,783	$99,670	$143,107	$149,084	$174,248

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	103,535	136,396	136,410	$141,604	$152,096	$165,647
Capitalized interest	1,978	1,997	10,385	8,893	16,746	17,885
Ground leases and other	1,491	1,963	1,705	1,629	1,747	1,776

Total Fixed Charges	107,004	140,356	148,500	152,126	170,589	185,308

Income allocated to preferred shareholders	7,832	7,992	7,992	7,992	7,992	7,992
Preferred share redemption charge	2,090	—	—	—	—	—

Total Preferred Distributions	9,922	7,992	7,992	7,992	7,992	7,992

Total combined fixed charges and preferred distributions	$116,926	$148,348	$156,492	$160,118	$178,581	$193,300

Ratio of earnings to combined fixed charges and preferred distributions	(b)	(b)	(b)	(b)	(b)	(b)

(a) Amounts for the years ended December 31, 2011, 2010, 2009, 2008, and 2007 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b) Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $12,808 for the nine-months ended September 30, 2012, $26,565 for the year ended December 31, 2011, $56,822 for the year ended December 31, 2010, $17,011 for the year ended December 31, 2009, $29,497 for the year ended December 31, 2008, and $19,052 for the year ended December 31, 2007 to achieve a coverage ratio of 1:1.